Exhibit 12.2
Evergreen Solar, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Accretion and Dividends

	Fiscal Year Ended December 31,
	2004	2005	2006	2007	2008

Loss from operations before minority interest and equity income	(19,363)	(18,511)	(28,013)	(18,772)	(93,370)
Fixed charges:
Interest portion of operating lease (A)	210	223	340	383	677
Debt interest	74	2,526	6,434	4,395	10,896

Total fixed charges	284	2,749	6,774	4,778	11,573

Loss from operations before minority interest plus fixed charges and equity income	(19,079)	(15,762)	(21,589)	(14,977)	(86,797)

Ratio of earnings to fixed charges	(B )	(B )	(B )	(B )	(B )

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	19,363	18,511	28,363	19,755	98,370

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Earnings are inadequate to cover fixed charges and preferred accretion and dividends; additional earnings required presented in supplemental information in above table.